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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
(Name of Subject Company (Issuer))

COCA-COLA HBC AG
KAR-TESS HOLDING
(Name of Filing Persons (Offerors))

Ordinary shares of nominal value €1.01 per ordinary share
American depositary shares (ADSs), each ADS representing one ordinary share
(Title of Classes of Securities)
 GRS104003009 (Ordinary Shares)
(ISIN of Class of Securities)
 1912EP104 (American Depositary Shares, each representing one Ordinary Share)
(CUSIP Number of Class of Securities)

Robert R. Rudolph Director Coca-Cola HBC AG Baarerstrasse 14 CH-6300 Zug Switzerland +41 41 561 32 43	Danielle Schroeder Director Kar-Tess Holding 21, Boulevard de la Petrusse L-2320 Luxembourg +352 48 81 81 310

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jan Gustavsson, Esq.
General Counsel, Director of Strategic
Development and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens, Greece
Tel. No.: 011-30-210-618-3137	George H. White, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel. No.: 011-44-20-7959-8900	Thomas N. O'Neill III, Esq. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom Tel. No.: 011-44-20-7456-2000	Bruce C. Bennett, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Tel. No.: (212) 841-1000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$4,228,065,571	$117,066.36

*
Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 158,058,526 ordinary shares ("Coca-Cola Hellenic Shares") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares ("Coca-Cola Hellenic ADSs"), estimated to be acquired by Coca-Cola HBC AG ("Coca-Cola HBC") upon the consummation of the U.S. offer if Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs are exchanged for all Coca-Cola HBC ordinary shares ("Coca-Cola HBC Shares"), including Coca-Cola HBC Shares represented by Coca-Cola HBC American depositary shares, offered in the U.S. offer and (ii) the average of the high and low prices of the Coca-Cola Hellenic Shares reported on the Athens Exchange on March 12, 2013, equal to €20.05 and translated in U.S. dollars at the cross rate €1.3034:US$1 as of March 12, 2013.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001364.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$459,641.78	Form or Registration No.:	333-184685

Filing Party:	Coca-Cola HBC AG	Date Filed:	November 1, 2012

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Tender Offer Statement filed on Schedule TO (this "Schedule TO") is being filed by Coca-Cola HBC AG, a Swiss Aktiengesellschaft/société anonyme ("Coca-Cola HBC"), and Kar-Tess Holding, a société à responsabilité limitée organized under the laws of Luxembourg and currently the sole shareholder of Coca-Cola HBC. This Schedule TO relates to the offer by Coca-Cola HBC to acquire all of the ordinary shares ("Coca-Cola Hellenic Shares") of Coca-Cola Hellenic Bottling Company S.A., a Greek corporation ("Coca-Cola Hellenic"), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares ("Coca-Cola Hellenic ADSs"), that Coca-Cola HBC does not hold directly or indirectly (the "Exchange Offer"). The Exchange Offer is comprised of the U.S. offer and the Greek offer. The U.S. offer comprises an offer made pursuant to the offer to exchange/prospectus, dated March 19, 2013 (the "Offer to Exchange/Prospectus"), and the related declarations of acceptance and letters of transmittal to (i) all holders of Coca-Cola Hellenic Shares located in the United States and (ii) all holders of Coca-Cola Hellenic ADSs, wherever located. The Greek offer comprises an offer to exchange one Coca-Cola Hellenic Share for one ordinary share of Coca-Cola HBC made pursuant to separate Greek offer documentation available to holders of Coca-Cola Hellenic Shares located outside the United States in accordance with local laws and regulations applicable to such holders. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Exchange/Prospectus.

        The Offer to Exchange/Prospectus and the related declarations of acceptance and letters of transmittal form part of Coca-Cola HBC's Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the Securities and Exchange Commission on November 1, 2012, as amended on December 4, 2012, December 17, 2012, December 19, 2012, February 26, 2013, and March 6, 2013 (the "Registration Statement"). The Registration Statement became effective on March 11, 2013.

        The information set forth in the Offer to Exchange/Prospectus and the related declarations of acceptance and letters of transmittal is incorporated by reference in response to Items 1 through 11 of this Schedule TO, except for those items as to which information is specifically provided herein.

Item 7.    Source and Amount of Funds or Other Consideration

        Coca-Cola HBC currently does not have any alternative financing arrangements or plans to those set forth in the Offer to Exchange/Prospectus.

Item 10.    Financial Statements

        (a)   Not applicable

Item 11.    Additional information

        (a)   The information required by Item 1011(a)(3) of Regulation M-A is not applicable. Except as set forth in the Offer to Exchange/Prospectus, the Offerors are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the completion of the Exchange Offer and would be material to a security holder's decision whether to exchange, sell or hold the securities. The information required by Item 1011(a)(5) of Regulation M-A is not applicable.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange/Prospectus, dated March 19, 2013 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

Exhibit No.	Description
(a)(1)(iii)	Declaration of Acceptance (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Letter to Clients for Tender of Coca-Cola Hellenic ADSs (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Letter to Clients for Tender of Coca-Cola Hellenic Shares (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	Letter to Brokers (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vii)	Press Release—Announcement of a voluntary share exchange offer made by Coca-Cola HBC AG to acquire the ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. and to establish a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange (incorporated by reference to the filing made by Coca-Cola HBC AG on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(viii)	Stock Exchange Announcement (incorporated by reference to the filing made by Coca-Cola HBC AG on October 15, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(ix)	Letter to employee share purchase plan participants (incorporated by reference to the filing made by Coca-Cola HBC AG on October 17, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(x)	Letter to employee share incentive plan participants (incorporated by reference to the filing made by Coca-Cola HBC AG on October 17, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xi)	Q&A for ESPP and ESIP plan participants (incorporated by reference to the filing made by Coca-Cola HBC AG on October 17, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xii)	Q&A—Transaction update (incorporated by reference to the filing made by Coca-Cola HBC AG on November 13, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xiii)	Press announcement—Update on the announced voluntary share exchange offer (incorporated by reference to the filing made by Coca-Cola HBC AG on January 9, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xiv)	Q&A—Transaction Timeline (incorporated by reference to the filing made by Coca-Cola HBC AG on January 9, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xv)	Q&A—Transaction Update (incorporated by reference to the filing made by Coca-Cola HBC AG on February 14, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xvi)	Q&A—Termination of Shareholders' & Relationship Agreements, Non Renewal of Tender Commitments and Extension of Financing Arrangements (incorporated by reference to the filing made by Coca-Cola HBC AG on February 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xvii)	Press announcement—Update on the announced voluntary share exchange offer (incorporated by reference to the filing made by Coca-Cola HBC AG on February 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

Exhibit No.	Description
(a)(1)(xviii)	Press announcement—Coca-Cola HBC AG Approval of prospectus regarding admission to trading on the premium segment of the London Stock Exchange and public offering (incorporated by reference to the filing made by Coca-Cola HBC AG on March 7, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xix)	Q&A—Approval of the UK Prospectus, March 7th announcement (incorporated by reference to the filing made by Coca-Cola HBC AG on March 7, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xx)	Press Announcement—Coca-Cola HBC AG has received all requisite regulatory approvals for the commencement of the acceptance period (incorporated by reference to the filing made by Coca-Cola HBC AG on March 13, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(1)(xxi)	Exchange Offer Q&A (incorporated by reference to the filing made by Coca-Cola HBC AG on March 19, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(2)	None.
(a)(3)	None.
(a)(4)(i)	Offer to Exchange/Prospectus, dated March 19, 2013 (incorporated by reference to the Registration Statement).
(a)(4)(ii)	Form of receipt included in the form of Deposit Agreement (incorporated by reference to Exhibit (a) to Amendment No. 1 to the registration statement on Form F-6 (Registration No. 333-185536), filed by Coca-Cola HBC on March 8, 2013).
(a)(5)(i)	Schedule 13D (Commission file number 005-78794) filed by Coca-Cola HBC AG and others on October 22, 2012.
(a)(5)(ii)	Schedule 13D/A (Commission file number 005-78794) filed by Coca-Cola HBC AG and others on February 25, 2013.
(a)(5)(iii)	Schedule 13D/A (Commission file number 005-78794) filed by Kar-Tess Holding and others on March 7, 2013.
(a)(5)(iv)	UKLA Prospectus (incorporated by reference to the filing made by Coca-Cola HBC AG on March 7, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(5)(v)	English translation of the Greek language Information Circular regarding the Voluntary Tender Offer made by Coca-Cola HBC AG to the shareholders of Coca-Cola Hellenic Bottling Company S.A. for the acquisition of all Ordinary Registered Shares of Coca-Cola Hellenic Bottling Company S.A. in consideration of one new Ordinary Share of Coca-Cola HBC AG for each Ordinary Share of Coca-Cola Hellenic Bottling Company S.A. (incorporated by reference to the filing made by Coca-Cola HBC AG on March 19, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(b)(1)	€550,000,000 Statutory Buy-Out Facility Agreement, dated October 11, 2012, between Coca-Cola HBC AG and Citigroup Global Markets Limited; Credit Suisse AG, London Branch; Citibank N.A., London Branch; ING Bank N.V., Dublin Branch; and ING Bank N.V., London Branch (incorporated by reference to Exhibit 10.1 to the Registration Statement).
(b)(2)	€500,000,000 Bond Bridge Facility Agreement, dated October 11, 2012, between Coca-Cola HBC AG and Citigroup Global Markets Limited; Credit Suisse AG, London Branch; ING Bank N.V.; Citibank, N.A., London Branch; Credit Suisse AG, London Branch; ING Bank N.V., Dublin Branch; and ING Bank N.V., London Branch (incorporated by reference to Exhibit 10.2 to the Registration Statement).

Exhibit No.	Description
(b)(3)	Letter of Amendment, dated as of February 20, 2013, to €550,000,000 Statutory Buy-Out Facility Agreement, dated October 11, 2012, between Coca-Cola HBC AG and Citigroup Global Markets Limited; Credit Suisse AG, London Branch; Citibank N.A., London Branch; ING Bank N.V., Dublin Branch; and ING Bank N.V., London Branch (incorporated by reference to Exhibit 10.3 to the Registration Statement).
(b)(4)	Letter of Amendment, dated as of February 20, 2013, to €500,000,000 Bond Bridge Facility Agreement, dated October 11, 2012, between Coca-Cola HBC AG and Citigroup Global Markets Limited; Credit Suisse AG, London Branch; ING Bank N.V.; Citibank, N.A., London Branch; Credit Suisse AG, London Branch; ING Bank N.V., Dublin Branch; and ING Bank N.V., London Branch (incorporated by reference to Exhibit 10.4 to the Registration Statement).
(d)(1)	Shareholders' Agreement, dated November 3, 1999, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A. (incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-99787) filed on September 18, 2002).
(d)(2)	Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A. (incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-99787) filed on September 18, 2002).
(d)(3)	Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A. (incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-110475) filed with the SEC on November 13, 2003).
(d)(4)	Relationship Agreement dated August 29, 2000, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.) (incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-99787) filed on September 18, 2002).
(d)(5)	Amended and Restated Shareholders' Agreement, dated December 29, 2008, by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding (incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2008 (File number 001-31466) filed on June 30, 2009).
(d)(6)	Letter Agreement Regarding Termination of Shareholders' Agreement and Relationship Agreement, dated as of February 21, 2013, by and among Coca-Cola HBC AG, Coca-Cola Hellenic Bottling Company S.A., Kar-Tess Holding, The Coca-Cola Company, the Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services and CCHBC Grouping, Inc. (incorporated by reference to Exhibit 10.6 to the Registration Statement).

Exhibit No.	Description
(d)(7)	Letter from The Coca-Cola Company, dated October 7, 2012, regarding the extension of the term of the bottlers' agreements (incorporated by reference to Exhibit 10.5 to the Registration Statement).
(g)	None.
(h)(1)	Opinion of Ernst & Young Business Advisory Solutions SA with respect to material Greek tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to the Registration Statement).
(h)(2)	Opinion of Sullivan & Cromwell LLP with respect to material U.S. tax consequences of the transaction (incorporated by reference to Exhibit 8.2 to the Registration Statement).
(h)(3)	Opinion of Bär and Karrer with respect to material Swiss tax consequences of the transaction (incorporated by reference to Exhibit 8.3 to the Registration Statement).

Item 13.   Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola HBC AG
By:	/s/ ROBERT RYAN RUDOLPH Name: Robert Ryan Rudolph Title: Director and Principal Executive, Financial and Accounting Officer Date: March 19, 2013
Kar-Tess Holding
By:	/s/ DANIELLE SCHROEDER Name: Danielle Schroeder Title: Director Date: March 19, 2013
By:	/s/ ROBERT RYAN RUDOLPH Name: Robert Ryan Rudolph Title: Director Date: March 19, 2013

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  Item 7. Source and Amount of Funds or Other Consideration
  Item 10. Financial Statements
  Item 11. Additional information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES